

Mail Stop 6010

October 4, 2005

Via U.S. Mail and Facsimile to (205) 487- 4233

Jimmy L. Dickinson
Vice President Finance and Chief Financial Officer
Continental Global Group, Inc.
438 Industrial Drive
Winfield, Alabama 35594

> **Re:** **Continental Global Group, Inc.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 31, 2005**
> **File No. 333-27665/000-02959**

Dear Mr. Dickinson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements

Note B. Significant Accounting Policies, page 27

Revenue Recognition, page 27

1. We note that you sell mining equipment which includes design, manufacturing and testing and that you also provide installation and maintenance in some locations. Tell us how your revenue practices consider the multiple element accounting requirements of EITF 00-21. If you believe that guidance is not applicable, please explain. To the extent applicable, future filings should clarify how you apply the guidance from the Abstract. To the extent applicable, also respond with respect to your other product lines.

2. Unless not significant, please expand future filings to identify and describe post shipment obligations (maintenance, installation, etc...), including disclosure about how those obligations are considered in your revenue practices. Also address customer acceptance provisions, as applicable. Show us how you intend to apply this comment.

3. We see that some products are sold through distributors. With respect to transactions with distributors, please tell us why it is appropriate to recognize revenue at shipment. Explain the terms and conditions of transactions with these parties in sufficient detail to support your disclosed accounting policy.

4. We see that you use percentage of completion accounting for long-term contracts of the foreign subsidiaries. Please tell us more about the nature, terms and extent of these arrangements, including detail about how the customer arrangements are different from those with domestic customers where revenue is recognized at shipment. Explain why percentage of completion accounting is appropriate in your circumstances. Please be detailed and specific.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Traci Hornfeck, Staff Accountant, at (202) 551-3642 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Branch Chief, at (202) 551-3676.

Sincerely,



Gary Todd
Reviewing Accountant